FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☑                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

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Signature	3
Exhibit Index	4

Exhibit 99.1 – Press Released dated September 25, 2009 regarding acquired parcel of land	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Tom Gurnee
Name:	Tom Gurnee
Title:	Chief Financial Officer

Date: September 25, 2009

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated September 25, 2009 regarding acquired parcel of land

Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD. ACQUIRES PARCEL OF LAND IN

ZHENGZHOU

BEIJING, China, September 25, 2009 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced that it has acquired a parcel of land in eastern Zhengzhou, the capital city of central China’s Henan Province.

Xinyuan paid a total of RMB138 million for the unencumbered land use rights for the parcel, which offers a total site area of approximately 22,417 square meters. Based on pre-planning of the proposed development projects consisting of high rise residential apartments of 55 square meters to 160 square meters, this parcel of land in the Zhengzhou East Development Area is expected to generate an estimated gross floor area of approximately 78,000 square meters. The Company expects to begin construction in the Zhengzhou East Development Area in April 2010 with pre-sales starting in July 2010.

“This acquisition marks Xinyuan’s 10th development in Zhengzhou, further bolstering our presence in a market where our projects have generated solid returns,” said Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer. “Zhengzhou is ideally positioned as an important transportation hub connecting North, South, West, and East China, which has contributed to an accelerated urbanization of the area. In fact, according to the State Statistics Bureau, the GDP in Henan province was up 8.2% in the first half of 2009 over the same period of 2008. According to the Henan government, GDP growth for the province is expected to reach 10% in 2009, exceeding the forecast for China overall. Zhengzhou East Development area has performed particularly well experiencing higher sales price and volume growth than the Zhengzhou average, accounting for 20% of the total residential sales volume for the city. Given the attractive location of this property and the positive demand trends in China and Zhengzhou in particular, we believe this development is well positioned to contribute to Xinyuan’s growth and profitability.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 34.5 million people in six strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S.

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Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to complete our property developments on time or at all; any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property sales, which could harm our revenues, cash flows and our reputation; the recognition of our real estate revenue and costs relies upon our estimation of total project sales value and costs; we may forfeit land to the PRC government if we fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts; we may fail to obtain, or may experience material delays in obtaining, necessary government approvals for any major property development, which will adversely affect our business; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2008. All information provided in this press release is as of September 25, 2009. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

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In the United States:

Mr. Bill Zima

ICR, LLC

Tel: +1 (203) 682-8200

Email: Bill.zima@icrinc.com

Ms. Kate Messmer

ICR, LLC

Tel: +1 (203) 682-8338

Email: kate.messmer@icrinc.com

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